April 20, 2010

VIA EDGAR

Mr. Larry L. Greene, Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: State Farm Associates’ Funds Trust

Dear Mr. Greene:

On January 11, 2010, State Farm Associates’ Funds Trust (the “Trust”) made a filing with the U.S. Securities and Exchange Commission (the “Commission”) amending its registration statement pursuant to Rule 485(a) under the Securities Act of 1933 (17 C.F.R. Sec. 230.485(a)). I will refer to that filing as the “Amendment.” The purpose of the Amendment was for the Trust to implement the changes to Form N-1A. On behalf of the Commission, you provided comments to that filing in a phone call to me on February 22, 2010. This letter is the Trust’s response to comments received from the Commission Staff on February 22, 2010.

The Trust hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings of its registration statement, that comments from the Commission Staff or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings, and that the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Below I describe the Commission Staff’s comments to the Amendment and indicate how the Trust responded to those comments. Any generic comment made by the Commission’s Staff that applies to a particular Trust series (each a “Fund” and the four series together the “Funds”) also is understood by the Trust to apply to the other Funds.

Comment #1 – On page 3 of the Trust’s prospectus describing the Growth Fund’s Annual Fund Operating Expenses, the Trust lists “Distribution (12b-1) fees” as “None.” Because there are no 12b-1 fees imposed upon the Funds, the Trust can eliminate reference to such fees in the prospectus.

Response #1 – Agreed. The Trust removed from its prospectus the caption “distribution (12b-1) fees.”

Comment #2 – In the “shareholder fees” section of the Trust’s prospectus relating to Growth Fund on page 3, there is an asterisk referencing the reader to a footnote below the table. That footnote explains the Trust’s account fee. Explain how the asterisk and footnote to the shareholder fees table of the prospectus are allowed under Form N-1A.

Response #2 – Pursuant to Item 3 of Form N-1A, the Trust must disclose shareholder fees, which are fees directly paid from an investor’s investment. Maximum Account Fees must be disclosed, and are discussed in Instruction 2(d) to Item 3 of Form N-1A. That instruction requires the Trust to:

[d]isclose account fees that may be charged to a typical investor in the Fund; fees that apply to only a limited number of shareholders based on their particular circumstances need not be disclosed. Include a caption describing the maximum account fee (e.g., “Maximum Account Maintenance Fee” or “Maximum Cash Management Fee”). State the maximum annual account fee as either a fixed dollar amount or a percentage of assets. Include in a parenthetical to the caption the basis on which any percentage is calculated. If an account fee is charged only accounts that do not meet a certain threshold (e.g., accounts under $5,000), the Fund may include the threshold in a parenthetical to the caption or footnote to the table. The Fund may include an explanation of any non-recurring account fee in a parenthetical to the caption or in a footnote to the table. [emphasis added]

The Trust imposes an Account Fee on certain accounts with balances below $5,000. As allowed by Instruction 2(d) to Item 3 of Form N-1A, the Trust has determined to include the threshold and an explanation of that threshold in a footnote to the shareholder fee table.

Comment #3 – Each Fund of the Trust may invest in other investment companies. Certain Funds that invest in other investment companies must include in their fee tables required by Item 3 of Form N-1A a separate subcaption named “Acquired Fund Fees and Expenses” (“AFFE”). In the event that a Fund’s AFFE incurred indirectly as a result of investment in shares of one or more Acquired Funds do not exceed 0.01 percent (one basis point) of average net assets of a Fund, the Fund may include these fees and expenses under the subcaption “Other Expenses” in lieu of this disclosure requirement. Please confirm that no Fund of the Trust experienced AFFE of greater than 0.01 percent during the fiscal year ending November 30, 2009.

Response #3 – The Trust confirms that no Fund incurred AFFE greater than 0.01 percent during the fiscal year ending November 30, 2009.

Comment #4 – Page 7 of the prospectus discloses that the Balanced Fund has a principal investment strategy to invest up to 20% of its total assets in equity securities and depository receipts of foreign companies. The Trust should consider disclosing the risks of unsponsored depository receipts in the principal risks section of the prospectus.

Response #4 – After determining that the Growth Fund and the Balanced Fund rarely invest more than 5% of their total assets in equity securities and depository receipts of foreign companies, the Trust removed the language from the principal investment strategies sections of the prospectus regarding how these Funds can invest up to 20% of their total assets in equity securities and depository receipts of foreign companies. The Trust continues to disclose that the Growth Fund and the Balanced Fund may each as a non-principal investment strategy invest up to 20% of its total assets in equity securities and depository receipts of foreign companies. See page 15 of the Trust’s revised prospectus dated April 1, 2010, for the disclosure concerning the Growth Fund and the Balanced Fund. Page 2 of the Trust’s revised Statement of Additional Information dated April 1, 2010, (the “SAI”) discloses the risks of a Fund investing in an unsponsored depository receipt compared to the risk of a Fund investing in a sponsored depository receipt.

Comment #5 – Why is the Interim Fund referred to as the Interim Fund?

Response #5 – The average duration of the bonds held within the Interim Fund is neither long-term nor short-term. Instead the average duration of bonds held within the Interim Fund is between long-term and short-term. Accordingly, the predecessor to the Trust decided to call the Fund the Interim Fund. The management discussion of fund performance related to the Interim Fund included in the Trust’s Annual Report for the fiscal year ending November 30, 2009, disclosed that the average duration of the bonds held within the Interim Fund was 2.4 years at November 30, 2009.

Comment #6 – Item 8 of Form N-1A requires a Fund to include a statement in the prospectus about compensation paid to financial intermediaries and the conflicts of interest created by such payments. A Fund may omit the statement if neither the Fund nor any of its related companies pay financial intermediaries for the sale of Fund shares or related services. Please confirm that neither the Trust nor any of its related companies pay financial intermediaries for the sale of Fund shares or related services.

Response #6 – The Trust confirms that neither the Trust nor any of its related companies pay financial intermediaries for the sale of Fund shares or related services.

Comment #7 – Can the Growth Fund and the Balanced Fund invest in equity securities and depository receipts of foreign companies located in emerging market countries?

Response #7 – Yes, the Growth Fund and Balanced Fund can invest in equity securities and depository receipts of foreign companies located in emerging markets. The Trust’s April 1, 2010, revised prospectus on page 15 and its SAI on page 3 specify this non-principal investment strategy and disclose the risks of investing in equity securities and depository receipts of foreign companies located in emerging markets. Neither the Growth Fund nor the Balanced Fund will invest more than 20% of their total assets at the time of investment in foreign securities, including foreign securities from developed and emerging market countries.

Comment #8 – On page 24 of the Trust’s prospectus under the heading of “Anti-Money Laundering Compliance,” please indicate whether the Trust’s investment adviser and distributor have appointed an anti-money laundering compliance officer.

Response #8 – Agreed. Page 21 of the Trust’s revised prospectus now states that the Trust’s investment adviser and distributor have appointed an anti-money laundering compliance officer.

Comment #9 – With respect to account closure and the account fee discussed on pages 30-31 of the Trust’s prospectus, will an account be closed and will the fee be imposed on an account if the account is below the minimum threshold as a result of a decrease in the market value of the account?

Response #9 – Yes, if an account is below the minimum threshold specified in the prospectus, the account will be closed or will be assessed an account fee, regardless of the reason why the account is below the applicable threshold.

Comment #10 – The Trust was organized under Delaware law. Please confirm that under Delaware law and that under the Trust’s governing instruments (i.e., its Certificate of Trust, Declaration of Trust, and bylaws) that the Trust may close accounts and may assess fees as specified on pages 30-31 of the Trust’s prospectus under the heading of “Account Closure and Account Fee.”

Response #10 – Confirmed. Neither Delaware law nor the Trust’s governing instruments preclude the Trust from closing accounts or assessing fees as specified on pages 30-31 of the Trust’s prospectus under the heading of “Account Closure and Account Fee.”

Comment #11 – Under the heading of Account Closure and Account Fee on pages 30-31 of the Trust’s prospectus, it states that State Farm Investment Management Corp. (“SFIMC” or the “Manager”) may waive redemption and closure of an account and may waive assessment of the Account Fee in its discretion. How does SFIMC use this discretionary authority?

Response #11 – SFIMC will waive redemption and closure of an account and will waive assessment of the Account Fee if there was an SFIMC processing error that caused the account value to be below the applicable threshold on the review date (i.e., on the second business day of November for redemption and closure of an account and on the second business day of March, June, September and December for assessment of the Account Fee). For example, if a shareholder submits a purchase order for additional shares before the review date but because of an administrative error SFIMC fails to process the purchase in a timely fashion, SFIMC will process the transaction as a backdate and will waive assessment of the Account Fee.

Comment #12 – Page 4 of the Trust’s SAI describes how the Funds may invest in convertible securities. Can the Funds invest in convertible securities that are rated below investment grade at the time of purchase?

Response #12 – Yes. The SAI indicates that the Funds may invest in convertible securities that are rated below investment grade at the time of purchase. The SAI also discloses the heightened risks that apply when a Fund purchases convertible securities rated below investment grade at the time of purchase.

Comment #13 – Item 9(b)(1), Instruction 6, of Form N-1A requires a fund to:

Disclose, if applicable, that the Fund may, from time to time, take temporary defensive positions that are inconsistent with the Fund’s principal investment strategies in attempting to respond to adverse market, economic, political, or other conditions. Also disclose the effect of taking such a temporary defensive position (e.g., that the Fund may not achieve its investment objective).

How do the Funds within the Trust comply with this requirement?

Response #13 – In the “Short-term Investments” section of the “How the Funds Invest” section of the Trust’s prospectus (pages 16-18), the Trust makes the following disclosure or substantially similar disclosure for each Fund:

In attempting to respond to adverse market, economic, political or other conditions, as a temporary defensive measure, the Fund may invest without limit in cash or money market securities. During those periods, the Fund’s assets may not be invested in accordance with its strategy, and the Fund may not achieve its investment objective.

The Trust also discloses on page 5 of the SAI:

Defensive Investments

Under normal conditions, each Fund is substantially fully invested, although each Fund may invest without limit in corporate or government obligations or hold cash or cash equivalents if the Manager determines that a temporary defensive position is advisable. During those periods, a Fund’s assets may not be invested in accordance with its strategy and the Fund may not achieve its investment objective.

Comment #14 – The Trust’s investment policies and restrictions are described on pages 7-9 of the Trust’s SAI. Each Fund is subject to the following fundamental investment restriction:

[(3) for Growth Fund and Balanced Fund and (2) for Interim Fund and Municipal Bond Fund] The Fund may not borrow money, except that, for temporary purposes: (a) the Fund may borrow from banks (as defined in the 1940 Act) or through reverse repurchase agreements in amounts up to 33 1/3% of its total assets (including the amount borrowed), taken at market value at the time of borrowing; (b) the Fund may, to the extent permitted by applicable law, borrow up to an additional 5% of its total assets (including the amount borrowed), taken at market value at the time of the borrowing; and (c) the Fund may obtain such short-term credits as may be necessary for clearance of purchases and sales of portfolio securities;

Is a Fund’s borrowing described in sub-paragraph (c) of the investment restriction additive to the Fund’s borrowing permitted by sub-paragraphs (a) and (b) of the restriction?

Response #14 – Although the investment restriction does not specify the answer to the Commission Staff’s question, the Trust considers the answer to be no. If a Fund within the Trust reaches the limits of borrowing set forth in sub-paragraphs (a) and (b) of the restriction, the Fund will either (i) reduce its borrowing allowed by sub-paragraphs (a) and (b) of the restriction to accommodate the Fund’s borrowing under sub-paragraph (c), or (ii) the Fund will not exercise its borrowing authority under sub-paragraph (c). In the past, no Fund of the Trust has borrowed money in an amount that closely approaches the limitations of sub-paragraph (a) of the restriction, and no Fund anticipates substantially using its borrowing authority in the future.

Comment #15 – According to investment restriction #7 on page 9 of the Trust’s SAI, the Interim Fund or the Municipal Bond Fund:

[W]ill not invest 25% or more of its total assets (taken at market value at the time of each investment) in the securities of issuers primarily engaged in the same industry (excluding the U.S. Government or any of its agency or instrumentalities);

On that same page of the SAI, investment restriction (7) is qualified by the following language:

For purposes of restriction number 7 above, Interim Fund and Municipal Bond Fund may invest 25% or more of the value of its total assets in money market instruments, including certificates of deposit, commercial paper, treasury bills or banker’s acceptances of U.S. commercial banks when higher than normal redemptions are expected or it is anticipated that interest rates will increase in the future. In addition, Municipal Bond Fund may invest 25% or more of the value of its total assets in such investments in order to take a temporary defensive position in response to adverse market, economic, political or other conditions.

Does the language immediately above (the “proviso language”) impermissibly weaken the requirement that the Interim Fund and the Municipal Bond Fund adopt policies regarding concentration of investments in a particular industry or group of industries?

Response #15 – No, it does not. Fundamental restriction #7 satisfies the requirement of Item 16(c)(1)(iv) of Form N-1A that the Interim Fund and Municipal Bond Fund disclose their policies regarding concentrating investments in a particular industry or group of industries. The proviso language merely informs investors that neither the Interim Fund nor the Municipal Bond Fund considers investing in money market instruments, including certificates of deposit, commercial paper, treasury bills or banker’s acceptances of U.S. commercial banks, to amount to investing in a single industry. Since these Funds’ investments in money market instruments does not constitute investing in a single industry, each Fund may invest in money market instruments in an amount exceeding 25% of each Fund’s total assets.

Even if the Interim Fund or the Municipal Bond Fund invests in money market instruments in excess of 25% of the Fund’s total assets, the Fund will comply with the industry concentration restriction included in the Trust’s SAI. The industry concentration restriction does not apply to either Fund’s investment in securities issued by the U.S. Government, or its agencies or instrumentalities because these issuers are not engaged in an industry. However, the Trust’s industry concentration restriction does apply to money market instruments that are commercial paper issued by industrial companies, and the Trust will monitor and comply with the restriction when a Fund purchases such securities. For instance, if the Interim Fund invested 100% of its total assets in money market instruments that were commercial paper issued by industrial companies, no more than 25% of the Fund’s assets would be invested in securities of issuers primarily engaged in the same industry.

Comment #16 – On pages 9-10 of the Trust’s SAI, the Trust discusses its portfolio holdings disclosure policy. On page 10 of the SAI, the Trust lists three circumstances in which it makes information about each Fund’s portfolio securities available sooner than when such information is publicly available in filings with the Commission. Please confirm that these are the only circumstances in which the Trust makes information about each Fund’s portfolio securities available sooner than when such information is publicly available in filings with the Commission.

Response #16 – Confirmed.

Comment #17 – On page 15 of the Trust’s SAI, the Trust discusses the benchmarks and standards used to evaluate compensation for the Trust’s fixed income portfolio managers. Are the benchmarks and standards current?

Response #17 – Yes, the benchmarks and standards used to evaluate compensation for the Trust’s fixed income portfolio managers described on page 15 of the Trust’s SAI are current.

Comment #18 – Instruction 2 to Item 17 of Form N-1A provides:

When providing information about directors, furnish information for directors who are interested persons of the Fund separately from the information for directors who are not interested persons of the Fund. For example, when furnishing information in a table, you should provide separate tables (or separate sections of a single table) for directors who are interested persons and for directors who are not interested persons. When furnishing information in narrative form, indicate by heading or otherwise the directors who are interested persons and the directors who are not interested persons.

In the “Trustee and Officer” section of the Trust’s SAI beginning on page 21, the Trust needs to apply this instruction to all presentations of information in the SAI about interested and independent trustees.

Response #18 – Agreed. In post-effective amendment #58 filed by the Trust with the Commission on March 30, 2010, the Trust separated all information presented for interested and independent trustees in its SAI.

Comment #19 – On page 21 of the Trust’s SAI, the Trust discusses its Code of Ethics. Who is a “subscriber” to the Code of Ethics?

Response #19 – A subscriber is one who signs the Code of Ethics, and includes all access persons and other State Farm personnel involved in State Farm’s mutual fund operations.

Should you have any questions or need additional information please give me a call.

Sincerely,

/s/David M. Moore

Assistant Secretary

State Farm Associates’ Funds Trust

(309) 766-1908